UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41927

SU Group Holdings Limited

(Exact name of registrant as specified in its charter)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance

SU Group Holdings Limited (NASDAQ: SUGP) (“SUGP” or the “Company”) is furnishing this current report on Form 6-K to report that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This current report on Form 6-K is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “SUGP.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 16, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance with the minimum bid price requirement within the Compliance Period, the Company may be eligible for additional time, assume the absence of other deficiencies.

The Company intends to monitor the closing bid price of its ordinary shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

SU Group Holdings Limited

By:	/s/ Chan Ming Dave
Name:	Chan Ming Dave
Title:	Chief Executive Officer and Chairman of the Board of Directors

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